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FOR IMMEDIATE RELEASE

LUNA HIRES JIM BAHAN AS CHIEF OPERATING OFFICER

Vancouver, August 30th, 2006 - Luna Gold Corp. (TSXV - LGC, OTCBB - LGCU) ("Luna" or the "Company") is pleased to announce the hiring of Jim Bahan as the Company's COO.

Jim is a mining engineer with an Honours degree from the University of Leeds, UK. He is a Fellow of the Institute of Materials, Minerals and Mining and has over 30 years experience in the mining industry. Jim commenced his career on the Zambian Copperbelt where he rose to Divisional Manager of the Chingola Division, which operated the world class Nchanga underground/open pit copper mines. From 1983 to 1989, Jim served as the London based consulting engineer for BP Minerals International and was recognized as the driving force in changing operational practices at Cesbra's recently sold tin operations in Rondonia, Brazil - Cesbra is a wholly owned subsidiary of Brascan Brazil, Luna's partner on the Piaba Project. This resulted in an almost tripling of tin metal output, and the measures taken helped add 20 years to the known mine life at the time. He was deeply involved also in the discovery and development of an underground gold mine and the only sulphide nickel/cobalt orebody as yet discovered in Brazil. From 1989 to 1996, he served as Operations Director, then Managing Director, for the Gencor/Billiton Group (now BHPBilliton) in Brazil. The group had interests in world class alumina/aluminum facilities, as well as the Sao Bento gold mine and a number of exploration and joint venture companies, including the Piaba project. Over the last few years Jim has worked as an independent mining consultant with a diverse client base ranging from major corporations listed on the FTSE 100 to junior companies listed on the AIM and TSE.

Luna's President, Tim Searcy says "Jim is a key addition to Luna's management team. As the Managing Director for Gencor and Billiton in Brazil, Jim became intimately familiar with the Piaba project. He will add value to the company through his operational experience and his business network. We are pleased to welcome him aboard."

The Piaba Project
Luna Gold and Brascan Rescursos Naturals S.A ("Brascan") are equal shareholders of Aurizona Goldfields ("Aurizona") which owns Mineracao Aurizona S.A ("MASA"), the operating company and 100% owner of the Piaba gold project (the "Project") in Maranhao State, Brazil.. Luna recently acquired its interest in Aurizona from Eldorado Gold Corp. (see the Luna press release dated 16 August 2006.

From an internal report prepared for MASA in January of 2000, at a 0.3 g/t Au cut-off grade and a price of US$350/oz Au, the Project has a measured and indicated resource of 12.5 million tonnes at 1.27 g/t Au for 500,000 oz, and an inferred resource of 8.6 million tonnes at 1.27 g/t Au for 350,000 oz. The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The Company's qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the Company's QP believes the historic estimate is relevant and offers a fair description of the Project's known mineralization.

About Luna Gold Corp

Luna is a TSXV and OTCBB listed company with a focus on gold exploration projects in Nevada and gold development in Brazil.

On behalf of the Board of Directors
LUNA GOLD CORP.

"Tim Searcy"

Tim Searcy, P. Geo. - President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility
for the adequacy or accuracy of this release.

Regulatory Footnotes
All of Luna's exploration programs and pertinent technical disclosures are prepared by, or under the direct supervision of, Tim Searcy, P.Geo.. Mr. Searcy, the President and CEO of Luna Gold, is Luna's qualified person (QP) under the definition of National Instrument 43-101.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.